UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-38203

Mynd.ai, Inc.

Maples Corporate Services Limited,

PO Box 309,

Ugland House,

Grand Cayman

Cayman Island KY1-1104

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Introductory Note

Overview

As previously announced, Gravitas Education Holdings, Inc. (“GEHI”), Bright Sunlight Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of the GEHI (the “Merger Sub”), Best Assistant Education Online Limited, a Cayman Islands exempted company (“Best Assistant”) and a controlled subsidiary of NetDragon Websoft Holdings Limited (HKEX: 0777, “NetDragon”), a Cayman Islands exempted company, and solely for purposes of certain named sections thereof, NetDragon entered into the agreement and plan of merger dated April 18, 2023 (the “Original Merger Agreement”) as amended via certain Omnibus Amendment and Waiver dated as of October 18, 2023 (the “First Amendment”); and a further amendment via Second Omnibus Amendment and Waiver, dated as of December 7, 2023 (the “Second Amendment”) (both the First Amendment and the Second Amendment together with the Original Merger Agreement are collectively referred to herein as the “Merger Agreement”). The Merger Agreement contemplates that Best Assistant will transfer the education business of NetDragon outside of the PRC to Elmtree Inc., a Cayman Islands exempted company limited by shares wholly owned by Best Assistant who became a party to the Merger Agreement by executing a joinder on August 18, 2023 (“eLMTree”), and Merger Sub will merge with and into eLMTree with eLMTree continuing as the surviving company and becoming a wholly owned subsidiary of GEHI (the “Merger”).

On December 13, 2023 (“Closing Date”), the parties consummated the closing of the transactions contemplated by the Merger Agreement (“Closing”). Pursuant to the Merger Agreement, (i) Merger Sub merged with and into eLMTree with eLMTree continuing as the surviving company and becoming a wholly owned subsidiary of GEHI, (ii) Best Assistant transferred the education business of NetDragon outside of the PRC to eLMTree, and (iii) GEHI changed its name to “Mynd.ai, Inc.” which is referred to in this Current Report on Form 6-K as the “Company” or “Mynd”. The Company is now listed on NYSE American, LLC under a new symbol “MYND”. All references herein to the “Board” refer to the board of directors of Mynd.

Directors and Executive Officers

Immediately as of the Effective Time as defined under the Merger Agreement, the Company’s directors and executive officers are as follows, with each person’s biography and familial relationship mentioned below.

Name	Age	Position
Vincent Riera	53	Chief Executive Officer and Director
Dr. Simon Leung Lim Kin	69	Chairman of the Board of Mynd
Arthur Giterman	43	Chief Financial Officer
Matthew Cole	48	Executive Vice President - Global Sales
Paul Heffernan	55	Executive Vice President - Operations
Lance Solomon	53	Chief Product Officer
Allyson Krause	54	Executive Vice President & General Counsel
Ronan O’Loan	58	Chief Human Resources Officer
Robin Mendelson	57	Director
Denise Merle	60	Director
Joel A. Getz	59	Director
Dr. Tarek Shawki	66	Director
Dr. John Anthony Quelch	72	Director

Vincent Riera joins as the Chief Executive Officer and Director of Mynd. Mr. Riera joined Promethean World Limited (“Promethean”) as the Chief Executive Officer in January of 2017. Mr. Riera is an experienced global executive. Prior to joining Promethean, he served as Director and CEO of Collegis Education and, prior to Collegis, Mr. Riera served as Director and CEO of Edmentum, a leader in software curriculum and assessment solutions. In addition, Mr. Riera has also served in progressive leadership and general management roles at Gateway, Inc., Equant, Inc., now Orange Business Services, Verizon/MCI WorldCom, and GE Capital Commercial Direct. In addition to Mr. Riera’s broad software, computing, services, and education industry background, he also has a proven track record of developing compelling and strategic plans that drive transformational growth and shareholder value. Mr. Riera is a graduate of Western New England University in Springfield, Massachusetts with a BS Degree in Business Administration.

Simon Leung Lim Kin joins as the Chairman of the Board of Mynd. Dr. Leung joined NetDragon in March 2015. Since then, Dr. Leung has been responsible for the planning, consolidation and operation of the education business of NetDragon in the PRC and the development of the online education business overseas. Dr. Leung had over 30 years of experience in both information technology and telecommunications industries. In 2005, Dr. Leung was appointed as the president of Motorola Asia-Pacific, a company principally engaged in the production of data communication and telecommunication equipment, where he was primarily responsible for the overall strategic planning and implementation in the Asia-Pacific region. Since 2008, Dr. Leung was the chief executive officer of Microsoft Greater China region, a company principally engaged in developing, manufacturing, licensing and sales of software products, where he was primarily responsible for overseeing overall business operations and for developing and implementing a regional strategy. Prior to joining NetDragon, Dr. Leung also held management roles at various educational institutions or corporations engaging in the education business. From 2009 to 2010, he was the governor of the Upper Canada College, an educational institution, where he was primarily responsible for establishing and directing policy for the college and overseeing its financial affairs. In 2012, Dr. Leung was the chief executive officer of Harrow International Management Services Limited, a company principally engaged in the management of Harrow International Schools, where he was responsible for the development of new Harrow International Schools and education services in Asia. Dr. Leung received his Bachelor Of Arts Degree and an Doctorate In Laws from the University of Western Ontario, Canada in 1978 and 2005 respectively and a Doctorate In Business Administration from Hong Kong Polytechnic University in 2007.

Arthur Giterman joins as the Chief Financial Officer of Mynd leading the financial strategy, growth, and execution of the Company. Mr. Giterman joined Promethean as Chief Financial Officer in May 2023. Mr. Giterman has over 20 years of experience in financial, strategic, and operational leadership at high-growth global technology companies. Prior to Promethean, Mr. Giterman most recently held the role of CFO of Aptean, a global provider of targeted ERP, supply chain management, and compliance solutions. Prior to that, Mr. Giterman held the role of SVP of Finance & Chief Accounting Officer at Nuance Communications (NASDAQ: NUAN), a market leader in the speech recognition and conversational AI space. Prior to joining Nuance Communications, Mr. Giterman held accounting and operation management roles at ART Technologies, Inc. Mr. Giterman began his career at PricewaterhouseCoopers LLP., where he served clients in the Audit and Business Advisory Services groups. Mr. Giterman holds a B.S. in Accounting from Bentley University.

Matthew Cole joins as the Executive Vice President - Global Sales of Mynd. Mr. Cole has served as Executive Vice President – Global Sales at Promethean since January 2023. Mr. Cole joined Promethean in 2019 as Senior Vice President - Sales to drive profitable revenue growth, customer experience and retention, and employee satisfaction. Prior to Promethean, Mr. Cole directed teams at Xerox to market and launch the latest print services offerings and the largest portfolio of new technology in the company’s history. Mr. Cole earned his Bachelor’s Degree in Business Administration And Management at Lehigh University.

Paul Heffernan joins as the Executive Vice President – Operations of Mynd. Mr. Heffernan joined Promethean in July 2021 as Executive Vice President of Operations, leading the global operations division and bringing our Promethean products to market. Mr. Heffernan leads Promethean’s sourcing, supply & demand planning, distribution & logistics, quality, and customer services operations. Prior to joining Promethean, Mr. Heffernan worked in numerous industries, including consumer products, heavy industry, and automotive. Mr. Heffernan also held leadership roles at Broan-NuTone, Joy Global, and PACCAR, developing world-class sourcing and supply chain operations focused on improving the overall customer experience. Mr. Heffernan holds a Bachelor of Science degree in political science from Western Washington University and a Master’s in Business Administration from University of Phoenix.

Lance Solomon joins as the Chief Product Officer of Mynd. Mr. Solomon has served as Chief Product Officer of Promethean since September 2018 leading product strategy, innovation, technology, and development. Prior to stepping into this role, Mr. Solomon was Promethean’s Executive Vice President of Operations, where he and his team brought Promethean products to market. Before joining Promethean, Mr. Solomon was an executive at Amazon Web Services leading planning, purchasing, and delivering new technology to the data center. Prior to Amazon, Mr. Solomon was an executive at Logitech where, in addition to managing the operational aspects of the supply chain, he partnered with the business groups to bring new products to market through his leadership in marketing analytics and product launch management. Mr. Solomon. Mr. Solomon also held progressive leadership roles at Cisco Systems and Intel developing mathematical tools used by planners, engineers, designers, and operational leaders to drive strategy and efficiency. Mr. Solomon holds a Bachelor of Science Degree in Mathematics from Pennsylvania State University and a Master of Science Degree in Operations Research/Industrial Engineering from the University of Texas at Austin.

Allyson Krause joins as the Executive Vice President & General Counsel of Mynd. Ms. Krause will all serve as the Mynd.ai, Inc. Company Secretary. Ms. Krause joined Promethean as Head of Legal for North America in July 2010. Ms. Krause has served as Executive Vice President & General Counsel of Promethean since July 2014. Ms. Krause is responsible for all commercial legal matters globally, as well as ensuring Promethean’s compliance with privacy laws and regulations wherever Promethean conducts business. Prior to joining Promethean, Ms. Krause has held several legal positions in both the public and private sectors, including six years as in-house counsel to Southwire Company and six years as an Assistant Attorney General for the State of Georgia, USA. Ms. Krause holds a Bachelor of Arts degree in both Economics and Spanish from Brandeis University, and a law (Juris Doctor) degree from Emory University.

Ronan O’Loan joins as the Chief Human Resources (HR) Officer of Mynd. Mr. O’Loan joined Promethean in February 2020 as Chief HR Officer and brings over 25 years of HR experience in the technology industry. Mr. O’Loan is responsible for the strategic direction of all aspects of Promethean’s global people agenda including talent acquisition, compensation and benefits, systems and analytics, diversity and inclusion, employee relations, learning, talent management, organizational effectiveness, and employee communications. Mr. O’Loan most recently served as CHRO for F5 Networks leading them through a period of CEO, strategy, organizational, and culture transition. Prior to F5 Networks, Mr. O’Loan led the corporate Talent & Organizational Development group for CVS Health in Providence RI, was Chief Talent Officer for Freescale Semiconductor in Austin TX (now part of NXP), and created and led Microsoft’s global Change Management and Organizational Development function. Mr. O’Loan graduated with a Bachelor’s Degree in Electrical and Electronic Engineering from Queens University Belfast, N. Ireland, and a Master’s in Business Administration, specializing in International Finance and HR, from the Open University, UK.

Robin Mendelson joins as a Director of Mynd. Ms. Mendelson is a seasoned executive and board director with over 25 years of experience in building and leading high-growth technology-enabled businesses in the United States and internationally. From 1999 to 2019, Ms. Mendelson held leadership positions at Amazon, overseeing multibillion-dollar business portfolios. During her tenure at Amazon, she also led a global technology platform and expanded international business units for Amazon in France. Ms. Mendelson’s e-commerce experience encompasses finance leadership, where among other roles, she led finance for Amazon’s Worldwide Digital Products Group during the successful launch of the Kindle e-reader, Prime Video, and other transformative digital media products. Ms. Mendelson is a board director of Mainstay and Acadeum. She serves on the Advisory Board of Yale University’s Broad Center for Public Education Leadership, the Yale University Alumni Board of Governors, and is a Trustee of Rainier Prep. Ms. Mendelson holds a Bachelor’s degree from Duke University and a Master of Business Administration from Yale University School of Management.

Denise Merle joins as a Director of Mynd. Ms. Merle has been Senior Vice President and Chief Administration Officer at Weyerhaeuser Company, a global leader in sustainable forestry, natural climate solutions and wood products manufacturing since February 2018. Prior to this role, Ms. Merle held a variety of progressive leadership roles, including serving as Senior Vice President of human resources and investor relations, head of finance and human resources for Weyerhaeuser’s $2 billion lumber business, and head of Internal Audit, risk management and enterprise planning. Ms. Merle has successfully led multiple transformational projects and initiatives, including the $8 billion integration of Weyerhaeuser and Plum Creek; the redesign of all executive compensation programs to drive financial performance, align with shareholder interests and ensure market competitiveness; and work to accelerate the company’s DEI efforts through establishing an executive diversity council, revamping company employee resources groups, and communicating regularly on inclusion topics through an internal blog. Ms. Merle has a BS Degree in Accounting from Pacific Lutheran University and an MBA with international studies from Seattle University, and she is a Certified Public Accountant.

Joel A. Getz joins as a Director of Mynd and has served as a director of GEHI since September 2017. Mr. Getz is now the deputy dean for Alumni, Development, and Special Initiative at the Yale School of Management. He also serves as an independent director of Luckin Coffee Inc. (OTC: LKNCY) since December 2022, a director and the board secretary of The Stephan Co. (OTC: SPCO) since February 2017 and March 2017, respectively, and the board trustee of New England Innovative Academy since February 2020. Prior to that, Mr. Getz served in various development capacities for non-profit organizations in New York and California and was president of the Mayor’s Fund to Advance New York City. From 1990 to 1997, Mr. Getz was the president and co-founder of Rim Pacific, a manufacturing and distribution firm focusing on art reproductions. Mr. Getz received his B.A. in 1986 from Harvard University.

Dr. Tarek Shawki joins as a Director of Mynd. Dr. Shawki currently serves as the University Counselor at The American University in Cairo. Prior to his current role, Dr. Shawki served as the Minister of Education and Technical Education in Egypt from February 2017 through August 2022. Throughout his tenure as the Minister of Education, Dr. Shawki led a massive transformation of Egyptian pre-university education starting in the fall of 2017 when he introduced the new Egyptian Education System known as “EGY Edu 2.0” which covers the grades from KG1 until G6 moving forward to cover all remaining grades by 2029. In addition, Dr. Shawki introduced a major integration of ICT technologies in high school education at a national scale and changed assessment models, digital learning resources and used electronic examinations across the country besides reinventing the structure of the “exit examination” in G12 in Egypt. Prior to serving as the Minister, Dr. Shawki served as the “Secretary General of the Presidential Specialized Councils” from February 2015 to January 2017 where he managed 4 advisory councils to the President of Egypt. He also served as the Chair of the Specialized Council for Education and Scientific Research. Through this presidential assignment, Dr. Shawki designed and founded the so-called “Egyptian Knowledge Bank” (EKB) which is the largest knowledge digital library in the world containing digital resources from world renowned publishers, and it is made freely available for all Egyptians since its launch in January 2016. Dr. Shawki was educated at Cairo University in Egypt where he earned a B.Sc. in Mechanical Engineering (1979) and later earned a Ph.D. in Engineering from Brown University (1985) in Rhode Island, U.S.A. where he also earned two Master of Science degrees in Applied Mathematics and Applied Mechanics. Dr. Shawki completed a post-doctoral assignment at the Massachusetts Institute of Technology (MIT) followed by 13 years as a professor of theoretical and applied mechanics at the University of Illinois at Urbana-Champaign.

Dr. John Anthony Quelch joins as a Director of Mynd. Dr. Quelch currently serves as the Leonard M. Miller University Professor at the University of Miami Herbert Business School since January 2023. Between 2017 and 2022, he also served as Dean of Miami Herbert Business School and as the University’s vice provost for executive education. Prior to joining the Miami Herbert Business School, Dr. Quelch was the Charles Edward Wilson Professor of Business Administration at Harvard Business School from 2013 until 2017. He also held a joint appointment as professor of health policy and management at the Harvard T.H. Chan School of Public Health. Prior to his most recent time at Harvard, Dr. Quelch was dean, vice president and distinguished professor of international management of the China Europe International Business School (CEIBS) from 2011 to 2013, leading the school to realize a significant increase in annual revenues and improving the global ranking of its MBA programs. From 1998 to 2001, Dr. Quelch served as dean of the London Business School, where he helped transform the school into a globally competitive institution and launched seed capital funds to invest in student and alumni start-ups. Dr. Quelch initially joined Harvard Business School in 1979, holding a number of positions over the years, including Sebastian S. Kresge Professor of Marketing, co-chair of the marketing department and Lincoln Filene Professor of Business Administration. He served as senior associate dean of Harvard Business School from 2001 to 2010. Dr. Quelch has served as an independent director of several publicly traded companies in the United States and the United Kingdom as well as in nonprofit and public agency boards, including as chairman of the Massachusetts Port Authority. He is a member of the Trilateral Commission and the Council on Foreign Relations. Dr. Quelch earned a B.A. and an M.A. from Exeter College, Oxford University; an MBA from the Wharton School of the University of Pennsylvania; an MS from the Harvard School of Public Health; and a DBA in business from Harvard Business School.

Indemnification Agreement

In connection with the Closing, Mynd entered into an Indemnification Agreement with each member of Mynd’s Board of Directors (the “Board” and such agreements collectively, the “Indemnification Agreements”). The Indemnification Agreements require Mynd to indemnify the members of the Board for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director in any action or proceeding arising out of their services to Mynd or any other company or enterprise to which the person provides services at Mynd’s request.

Change in Auditors

On December 13, 2023, the Audit Committee of the Company Board approved the appointment of Deloitte Touche Tohmatsu Limited (including its affiliates, “Deloitte”) as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements for the year ended December 31, 2023. Deloitte served as the independent registered public accounting firm of eLMTree prior to the Merger. Accordingly, Marcum, the independent registered public accounting firm of GEHI (the name of the Company prior to the Merger), was informed that it would be replaced by Deloitte as the Company’s independent registered public accounting firm following the closing of the Merger.

The report of Marcum on GEHI’s financial statements for the year ended December 31, 2022 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainties, audit scope or accounting principles.

During the year ended December 31, 2022, and the subsequent period through December 13, 2023, there were no disagreements with Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum, would have caused it to make a reference to the subject matter of the disagreement in connection with its report covering such period.

ACP Convertible Bond

On the Closing Date, concurrently with the Closing and pursuant to the previously announced Senior Secured Convertible Note Purchase Agreement, dated April 18, 2023 (as amended from time to time, the “ACP Bond Purchase Agreement”), by and among the Company, Best Assistant, and Nurture Education (Cayman) Limited (“ACP”), the Company issued to ACP an aggregate of $65 million principal amount of senior secured convertible notes (the “Note”).

The Notes will bear (i) cash interest at the rate of 5.00% per annum and (ii) PIK interest at the rate of 5.00% per annum payable by issuing additional notes (such additional notes, together with the Note issued on the Closing Date, the “Notes”). Both the cash interest and PIK interest will be paid semiannually, provided that the Company has repaid 12-month cash interest to ACP on the Closing Date. Upon the continuation of an Event of Default as defined in the Notes, the Notes shall become immediately due and payable and all unpaid principal, together with all accrued and unpaid interest and the applicable Make Whole Premium (as defined in the Notes), shall be due and payable. If any amount payable under the Notes is not paid on its due date, additional 2.00% per annum will be added to the cash interest rate. The Notes will mature on December 13, 2028, unless earlier converted, redeemed or repurchased. The Notes are convertible at the option of the holder at any time until the outstanding principal amount (including any accrued and unpaid interest) has been paid in full. Subject to terms of Notes, at the option of the holders of the Notes, the ordinary shares deliverable upon conversion of the Notes may be delivered in the form of the Company’s ADSs.

The Notes will be redeemable following the third anniversary of Closing Date by the Company, in whole or in part, at a redemption price equal to the outstanding principal amount plus accrued and unpaid interest (calculated to the redemption date) and plus certain make whole premiums as specified in the Notes (which means the aggregate amount of cash interest and PIK interest that would be payable until the maturity date). The Notes are guaranteed by Promethean World Limited (“Promethean”), a wholly-owned subsidiary of eLMTree, and secured by all the shares of Promethean. The Notes are the senior obligations of the Company and will rank pari passu in right of payment with all other senior and unsubordinated obligations of the Company; and the Notes are subordinated to the loans under certain loan and security agreement documents among Promethean, Bank of America, N.A. and certain other parties and certain other loan documents related thereto.

The initial conversion rate per $1,000 principal amount of the Notes shall be equal to the product of (i) $1,000 divided by (ii) the initial conversion price of $2.0226 (which is 115% of the “GEHI Per Share Value” as defined under the Merger Agreement), such initial conversion price being subject to adjustments as provided in the Notes. Upon occurrence of a make whole fundamental change, the conversion rate will be adjusted based on certain make whole premiums. On each of the first anniversary and second anniversary of the Closing Date (each such anniversary, a “Reset Date”), if the volume weighted average closing price of the Company’s ordinary shares during any consecutive 40-trading day period in the 12 months preceding the relevant Reset Date (the “Reference Price”) is below 85% of the initial conversion price, the conversion price shall be adjusted to 115% of such Reference Price. If during the 12 months preceding a Reset Date there is more than one consecutive 40-trading day period when the volume weighted average closing price is below 85% of the initial conversion price, then the conversion price for the applicable Reset Date shall be calculated based on the lower of (i) the volume weighted average closing price of the most recent applicable 40- trading day period and (ii) the average volume weighted average closing price for all applicable 40-trading day periods within the most recent 6 months. Notwithstanding the foregoing, in no event shall the conversion price be lower than 60% of the initial conversion price.

Upon the occurrence of a fundamental change (as defined in the Notes), the Company will offer to repurchase the Notes at a repurchase price of outstanding principal amount plus accrued and unpaid interest (calculated to the repurchase date). If the fundamental change is also a make whole fundamental change, the repurchase price will be outstanding principal amount plus accrued and unpaid interest (calculated to the repurchase date) and plus the make whole premiums.

So long as any Note remains outstanding, without consent of the majority noteholders, the Company and its subsidiaries are restricted from incurring certain indebtedness, entering into certain related party transactions, consummating certain asset sales or asset acquisitions, or undertaking certain capital expenditures.

The Company and ACP also entered into a registration rights agreement, pursuant to which the Company granted holders of the Notes certain registration rights in connection with the Company’s ordinary shares to be issued upon conversion of the Notes.

Exhibit Index

Exhibit 99.1 – Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mynd.ai, Inc.

By	:	/s/ Arthur Giterman
Name	:	Arthur Giterman
Title	:	Chief Financial Officer

Date: December 13, 2023